SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 4, 2019

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, June 4, 2019 regarding “Stella Medlicott appointed Senior Vice President and Head of Marketing & Corporate Relations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: June 4, 2019

PRESS RELEASE June 4, 2019

Stella Medlicott appointed Senior Vice President and Head of Marketing & Corporate Relations

•	Effective as of June 10, 2019

•	Member of Ericsson’s Executive Team, reporting to CEO

Effective June 10, 2019, Stella Medlicott is appointed Senior Vice President and Head of Group Function Marketing & Corporate Relations at Ericsson (NASDAQ: ERIC), and a member of Ericsson’s Executive Team. Stella Medlicott currently holds the position as Vice President, Marketing & Communications and Government & Industry Relations within Ericsson’s Market Area Europe and Latin America.

Börje Ekholm, President and CEO of Ericsson, says: “With the introduction of 5G we are at an exciting time in the industry. Our ability to differentiate our offering, articulate the value we bring to our customers and build strong relationships with our stakeholders will be key to build a strong company position for this next phase of industry development. Stella has the right background, experience and capabilities to lead this work going forward and I am very glad to see her stepping up to this role”.

Stella Medlicott says: “I really look forward to take on this exciting new role and to work together with both the global marketing and communications team and the Executive Team. This is the time where the mobile industry is being transformed through 5G, generating innovation and new business opportunities across industries. Our marketing and communications abilities are key to leveraging our technology leadership in 5G.”

Stella Medlicott has a BA (Hons) degree in Social Science and a Postgraduate Diploma in Marketing she has over 25 years marketing experience in major IT, telecoms and media companies. Medlicott joined Ericsson in 2014 following the acquisition of Red Bee Media where she held the position of Chief Marketing Officer.

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PRESS RELEASE June 4, 2019

As a member of Ericsson’s Executive Leadership Team Stella replaces Helena Norrman as of June 10, 2019. As announced January 16, 2019, Helena Norrman, presently Senior Vice President, and Head of Group Function Marketing & Corporate Relations, will leave the company end of June after more than 8 years on the Executive Team.

NOTES TO EDITORS:

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About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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